UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MIRNA THERAPEUTICS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

60470J103

(CUSIP Number)

June 19, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]   Rule 13d-1(b)

[  ]   Rule 13d-1(c)

[  ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	60470J103

NAMES OF REPORTING PERSONS
Opaleye Management Inc.

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 20-5648796

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,075,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,075,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,075,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.15% (Please see Item 4 below)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	CO

CUSIP No.	60470J103

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Opaleye, L.P.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,075,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,075,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,075,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.15% (Please see Item 4 below)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	PN

CUSIP No.	60470J103

NAMES OF REPORTING PERSONS
1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) James Silverman
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
2	(b) [ ]
SEC USE ONLY

3
CITIZENSHIP OR PLACE OF ORGANIZATION

4	United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		SOLE VOTING POWER

	5	0
		SHARED VOTING POWER

	6	1,075,000
		SOLE DISPOSITIVE POWER

	7	0
		SHARED DISPOSITIVE POWER

	8	1,075,000

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9	1,075,000
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

10	[ ]
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11	5.15% (Please see Item 4 below)
TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12	IN

Item 1(a).	Name of Issuer:

The name of the issuer is Mirna Therapeutics, Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive offices are located at 1250 South Capital of Texas Highway, Austin, TX 78746.

Item 2(a).	Name of Person Filing.

This statement is filed by the entities and persons listed below, who are collectively referred to herein as “Reporting Persons” with respect to the shares of common stock of the Company:

Opaleye Fund

Opaleye, L.P. (the “Opaleye Fund”), a private fund formed in the state of Delaware.

Investment Manager

Opaleye Management Inc. (the “Investment Manager”), with respect to the shares of common stock held by the Opaleye Fund, a private fund to which the Investment Manager serves as investment manager.

Reporting Individual

Mr. James Silverman (the “Reporting Individual”), with respect to the shares of common stock held by the Opaleye Fund. Mr. Silverman is the President of the Investment Manager.

Item 2(b).	Address of Principal Business Office or, if None, Residence.

One Boston Place, 26th Floor
Boston, Massachusetts 02108

Item 2(c).	Citizenship.

Citizenship is set forth in Row 4 of the cover page for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

Item 2(d).	Title of Class of Securities.

Common Stock, $0.001 par value

Item 2(e).	CUSIP Number.

60470J103

Item 3. Type of Person

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based on 20,856,693 common shares issued and outstanding as of May 2, 2017, as represented in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2017.

The Investment Manager, which serves as the investment manager to the Opaleye Fund, may be deemed to be the beneficial owner of all shares of common stock held by the Opaleye Fund. The Reporting Individual, as President of the Investment Manager has the power to exercise investment discretion on behalf of the Opaleye Fund, and as such, may be deemed to be the beneficial owner of all shares of common stock held by the Opaleye Fund. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of common stock owned by another Reporting Person. Each of the Investment Manager and the Reporting Individual hereby disclaims any beneficial ownership of any shares of common stock.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 29, 2017	By:	/s/ James Silverman
James Silverman

Opaleye, L.P.

Date: June 29, 2017	By:	/s/ James Silverman
	Name:	James Silverman
	Title:	Managing Member of Opaleye
GP LLC, the General Partner of
Opaleye, L.P.

Opaleye Management Inc.

Date: June 29, 2017	By:	/s/ James Silverman
	Name:	James Silverman
	Title:	President

JOINT FILING AGREEMENT

This Joint Filing Agreement is entered into by and among Opaleye Management Inc., a Massachusetts corporation, Opaleye, L.P., a Delaware limited partnership and James Silverman, an individual (collectively referred to herein as (the “Filers”). Each of the Filers may be required to file with the U.S. Securities and Exchange Commission a statement on Schedule 13G with respect to common stock, $0.001 par value, of Mirna Therapeutics, Inc. beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week’s prior written notice or such lesser period of notice as the Filers may mutually agree.

DATED: June 29, 2017

By:	/s/ James Silverman
James Silverman

Opaleye, L.P.

By:	/s/ James Silverman
Name:	James Silverman
Title:	Managing Member of
Opaleye GP LLC, the General Partner
of Opaleye, L.P.

Opaleye Management Inc.

By:	/s/ James Silverman
Name:	James Silverman
Title:	President